EXHIBIT 12.3

PACCAR AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Nine Months Ended September 30	
	2002	**2001**
FIXED CHARGES		
Interest expense -		
PACCAR and subsidiaries (1)	**$ 125.1**	$ 167.2
Portion of rentals deemed interest	**10.1**	9.9
TOTAL FIXED CHARGES	**$ 135.2**	$ 177.1
EARNINGS		
Income before income taxes -		
PACCAR and subsidiaries	**$ 388.5**	$ 181.2
Fixed charges	**135.2**	177.1
EARNINGS AS DEFINED	**$ 523.7**	$ 358.3
RATIO OF EARNINGS TO FIXED CHARGES	**3.87x**	2.02x

(1) Exclusive of interest, if any, paid to PACCAR.